FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-711

FOSTER'S
GROUP
Inspiring Global Enjoyment

03003173

SUPPL

Fosters Brewing

PRESS RELEASE

03 JAN -3 AM 10:12

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

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FEB 03 2003
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Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

Foster's invests in dynamic Gulf region

Foster's Brewing International, a division of Foster's Group Limited (Foster's), today announced the acquisition of approximately 40% equity interest in the holding company of one of the Gulf region's two major alcoholic beverage sales, marketing and distribution businesses. The final purchase price is subject to confidentiality as part of the acquisition agreement but is less than US$18 million.

Through the acquisition, Foster's Brewing International will secure management control of African & Eastern Dubai and African & Eastern Oman (a+e) and will bring strong brand building expertise to the future development of the business. The equity investment will also provide further growth opportunities in the region for the broader Foster's portfolio of beer, wine and spirits.

a+e's major business interests are in Dubai, the region's tourism and business hub, where local government continues to demonstrate a commitment to ongoing regional development. a+e has a stable of leading international beer, wine and spirits brands, including Foster's, which has been distributed by the company since the brand's launch in the region 25 years ago.

The acquisition will become effective on 31 December 2002 and will be EPS positive and shareholder value accretive in year one.

Foster's Brewing International Managing Director, Richard Scully, said today: "We are delighted to have secured even greater control over Foster's growing interests in what is a dynamic region for alcoholic beverages.

"The acquisition is in line with Foster's Brewing International's core focus of developing the Foster's Lager brand globally.

"It also presents some exciting opportunities to further expand Foster's Group's Beringer Blass Wine Estates portfolio in the region, as well as introduce Continental Spirits brands."

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Foster's Brewing International is Foster's Group's international beer business, responsible for managing the Foster's beer brand globally. The business has partnerships with leading local brewers in the UK, Europe and USA, and in Asia Pacific owns breweries in China, Vietnam, India, Fiji and Samoa. Through these breweries the business also manages a comprehensive export network. In total, over 100 million cases of Foster's are currently sold annually in 155 countries around the world.

For more information contact:

Media
Jo Ford
Tel: (03) 9633 2511
mobile 0417 155 369

or

Investor Relations
Domenic Panaccio
Tel: (03) 9633 2641